UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

          X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year end December 31, 1997

                                       OR


               TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934


                        (Commission File Number 1-11965)


                 ICG COMMUNICATIONS, INC. EMPLOYEE SAVINGS PLAN
                            (full title of the plan)


                            ICG COMMUNICATIONS, INC.
          (Name of issuer of the securities held pursuant to the plan)

                            161 Inverness Drive West
                            Englewood, Colorado 80112
                     (Address of principal executive office)

                              REQUIRED INFORMATION

Audited financial statements and schedules for the ICG Communications, Inc. Employee Savings Plan (the "Plan") as prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition as of the latest two fiscal years of the plan and an audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan.

FINANCIAL STATEMENTS

(A) Financial Statements. The financial statements and schedules referred to above are filed as part of this annual report and appear immediately after the signature page hereof.

(B) Exhibit.

         (23)     Consent of KPMG Peat Marwick LLP.

                            ICG Communications, Inc.
                              Employee Savings Plan

                       Financial Statements and Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                                Table of Contents




Independent Auditors' Report ........................................       1

Statements of Net Assets Available for Plan Benefits -
      December 31, 1997 and 1996 ....................................       2

Statements of Changes in Net Assets Available for Plan Benefits -
      Years Ended December 31, 1997 and 1996.........................       3

Notes to Financial Statements .......................................       4





Supplemental Schedules

     1    Item 27a - Schedule of Assets Held for Investment Purposes -
               December 31, 1997   ..................................     13

     2    Item 27d - Schedule of Reportable Transactions -
               Year Ended December 31, 1997 .........................     14

                          Independent Auditors' Report


The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Denver, Colorado
June 8, 1998

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 1997 and 1996
------------------------------------------------------------------------------


Assets                                                                            1997                    1996
------
                                                                          ---------------------   ---------------------
Investment securities, at fair value (note 5):
    Money market funds                                                       $    1,306,255               1,499,913
    Mutual funds                                                                  8,486,590               4,485,447
    Annuity funds                                                                         -                  78,252
    ICG common stock                                                              9,402,449               3,179,998

Participant loans                                                                   245,608                  12,572
                                                                          ---------------------   ---------------------
       Total investments                                                         19,440,902               9,256,182
                                                                          ---------------------   ---------------------
Receivables:
    Employer contributions (notes 7 and 8)                                          558,313                 414,209
    Participant contributions                                                       228,705                  91,498
    Other                                                                               450                       -
                                                                          ---------------------   ---------------------
                                                                                    787,468                 505,707
                                                                          ---------------------   ---------------------
       Total assets                                                              20,228,370               9,761,889
                                                                          ---------------------   ---------------------

Liability

Refunds payable to participants (note 7)                                                  -                  76,559
                                                                          ---------------------   ---------------------
    Net assets available for plan benefits                                   $   20,228,370               9,685,330
                                                                          =====================   =====================


                 See accompanying notes to financial statements.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 1997 and 1996
------------------------------------------------------------------------------


                                                                                  1997                    1996
                                                                          ----------------------   --------------------
Additions to net assets attributed to:
    Participant contributions                                             $       5,626,454                2,360,497
    Employer contributions                                                        2,922,434                1,357,423
    Transfers from affiliated plan (note 3)                                               -                1,562,543
                                                                          ----------------------   --------------------
                                                                                  8,548,888                5,280,463
                                                                          ----------------------   --------------------
    Investment income:
       Net appreciation of investments, including
          realized gains and losses                                               3,908,252                  599,360
       Interest and dividends                                                       634,471                  177,391
                                                                          ----------------------   --------------------
              Net investment income                                               4,542,723                  776,751
                                                                          ----------------------   --------------------

              Total additions                                                    13,091,611                6,057,214

Distributions to participants (note 7)                                           (2,548,571)                (650,525)
                                                                          ----------------------   --------------------

       Net increase in net assets available for plan benefits                    10,543,040                5,406,689

Net assets available for plan benefits:
    Beginning of year                                                             9,685,330                4,278,641
                                                                          ----------------------   --------------------

    End of year                                                           $      20,228,370                9,685,330
                                                                          ======================   ====================


                 See accompanying notes to financial statements.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements
December 31, 1997 and 1996
------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies

     (a)  General

          The ICG Communications, Inc. Employee Savings Plan (the "Plan") was formed on November 1, 1996 and is intended to be a qualified plan under the Internal Revenue Code. The Plan was established for the benefit of employees of ICG Communications, Inc. and subsidiaries
          (collectively, "ICG," the "Employer" or the "Company"). The predecessor plan, IntelCom Group (U.S.A.), Inc. 401(k) Employee Protection and Savings Plan, was formed on October 1, 1990 and was merged into the Plan effective November 1, 1996. Contributions to the Plan by the employer, hereafter referred to as "ICG Common Stock," were made in IntelCom Group Inc. common stock, traded on the American Stock Exchange ("AMEX") and the Vancouver Stock Exchange, through August 2, 1996 and in ICG Communications, Inc. common stock, traded on the AMEX, from August 5, 1996 through March 24, 1997. On March 25, 1997, ICG Common Stock ceased trading on the AMEX and began trading on the Nasdaq National Market System.

     (b)  Basis of Accounting

          The accompanying financial statements have been prepared using the accrual basis of accounting.

     (c)  Investments

          Mutual funds and ICG Common Stock are recorded at quoted market value. Annuity funds are recorded at contract value, which represents cost plus accumulated interest less withdrawals, and approximates fair value. Money market funds are recorded at cost plus accumulated interest, which approximates fair value.

          Investment transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an arrual basis.

     (d)  Participant Loans

          Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest equal to the Prime Rate upon

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(1)  Summary of Significant Accounting Policies (continued)

          the inception of the loan plus one percent. Loans are paid through bi-weekly payroll deductions.

     (e)  Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2)  Plan Description

     The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

     (a)  Eligibility and Contributions

          Employees become eligible to participate in the Plan following 30 days of employment with the Company and the attainment of age 21. The normal retirement age is the later of age 65 or the fourth anniversary of the first day of the Plan year in which the participant commenced participation in the Plan upon full vesting. Employees covered by collective bargaining agreements, employees who are nonresident aliens and temporary employees are not eligible for participation in the Plan. Participants may contribute between 1% and 15% of eligible compensation up to the maximum amount allowable under the Internal Revenue Code ($9,500 in 1997 and 1996). At the election of the participant, employee accounts are invested in a variety of investment options managed by the Plan's trustee. The Company makes matching contributions in ICG Common Stock on the amounts employees contribute up to 6% of their salary.

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(2)  Plan Description (continued)

     (b)  Vesting

          Employees are 100% vested in their contributions at all times. Employer contributions and earnings are vested in accordance with the following schedule:

                  Years of service                      Vesting percentage
                --------------------                   --------------------
                     Less than 2                                -
                          2                                    50%
                          3                                    75%
                          4                                   100%

     (c)  Distributions and Forfeitures

          Participants (or their beneficiaries) can withdraw all or a portion of their vested account balances upon death, disability, termination of employment, attainment of age 59-1/2, or termination of the Plan. Distributions are recorded when paid and are made on a lump sum basis. Forfeitures due to the participants' withdrawal prior to full vesting of employer contributions are used to reduce the Company's contributions.

     (d)  Administrative Expenses

          Administrative expenses of the Plan are paid by the Company.

     (e)  Plan Trustee and Administrator

          Charles Schwab & Co., Inc. is the Plan's trustee and administrator.

(3)  Affiliated Plans

     During 1996, Fiber Optic Technologies, Inc. ("FOTI"), a subsidiary of the Company, merged its 401(k) Employee Protection and Savings Plan into the Company's plan. As the trustee and the investment options for the FOTI plan were the same as the Company's plan, no changes were made to the allocation of contributions by FOTI participants upon the merger.

     During 1995, Datacom Integration Services Corporation ("DISC"), an affiliate of the Company, merged its 401(k) Employee Protection and Savings Plan into the Company's plan. Subsequent to the merger, contributions by DISC participants were allocated to the

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(3)  Affiliated Plans (continued)

     various investment options within the IntelCom Group (U.S.A.), Inc. plan. Participant account balances at the date of the merger remained invested in the investment options offered under the DISC plan and were transferred to investment options offered under the Company's plan in 1997.

     On January 21, 1998, the Company completed a merger with NETCOM On-Line Communication Services, Inc. ("NETCOM"). Effective July 1, 1998, NETCOM's existing 401(k) employee savings plan will be merged into the Company's plan. Balances of the NETCOM plan participants prior to the plan merger and contributions made by the NETCOM plan participants subsequent to the plan merger will be allocated among the investment options currently available within the Plan.

(4)  Income Taxes

     The Internal Revenue Service issued a favorable determination letter dated May 17, 1995 qualifying the Plan under the provisions of Section 401(k) of the Internal Revenue Code and exempting the trust from federal income taxes. The Plan sponsor believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(5)  Investments

     Investments representing 5% or more of net assets available for plan benefits at December 31, 1997 and 1996 are as follows:

                                                                               Fair value at
                                                                                December 31,
                                                                        1997                   1996
                                                                  ----------------      ------------------

     Janus Worldwide Fund                                           $ 2,126,988          $    959,665
     PBHG Growth Fund                                                 1,962,816             1,306,098
     Janus Fund                                                       1,407,797               683,008
     Schwab 1000 Index Fund                                           1,236,012                     -
     ICG Common Stock                                                 9,402,449             3,179,998
     Schwab Institutional Advantage Money Fund                                -             1,467,493

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (Continued)

                                                                                                             Schwab
                                                                  Maxim      Schwab U.S.                  Institutional   Twentieth
                                                                  Money        Treasury    Schwab Money     Advantage      Century
                                                     Cash      Market Fund    Money Fund    Market Fund    Money Fund       Ultra
                                                                                                                          Investors
                                                                                                                            Fund
                                                 ------------- ------------- ------------- -------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1995                             $    57,828        46,099              -            -              -      355,669

Additions to net assets attributed to:
    Participant contributions                             -        31,292         88,202            -         37,144      206,377
    Employer contributions                                -             -              -            -            - -            -
    Transfers from affiliated plan                        -             -         (4,277)           -        500,707            -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized gains
        and losses                                        -         1,814              -            -              -       73,210
      Interest and dividends                              -             -              -            -            - -            -

Distributions to participants                             -       (17,619)             -            -         (2,850)     (84,258)

Net transfers between funds                         (57,828)      (61,586)       (51,505)           -        932,492     (550,998)
                                                 ------------- ------------- ------------- -------------- -------------------------

    Net increase (decrease) in net assets
      available for plan benefits                   (57,828)      (46,099)        32,420            -      1,467,493     (355,669)
                                                 ------------- ------------- ------------- -------------- -------------------------

Net assets available for plan benefits at
  December 31, 1996                              $        -             -         32,420            -      1,467,493            -
                                                 ------------- ------------- ------------- -------------- -------------------------

Additions to net assets attributed to:
    Participant contributions                             -             -        741,764            -        160,500             -
    Employer contributions                                -             -      2,722,175            -              -             -
    Loan repayments                                       -             -          3,878            -          1,774             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized gains
        and losses                                        -             -              -            -              -             -
      Interest and dividends                              -             -          3,049        8,049         64,179             -

Distributions to participants                             -             -        105,941            -       (638,368)            -

Net transfers between funds                               -             -     (3,608,877)     402,125       (159,847)            -
                                                 ------------- ------------- ------------- -------------- -------------------------

    Net increase (decrease) in net assets
      available for plan benefits                         -             -        (32,070)     410,174       (571,762)            -
                                                 ------------- ------------- ------------- -------------- -------------------------

Net assets available for plan benefits at
  December 31, 1997                              $        -             -            350      410,174        895,731             -
                                                 ============= ============= ============= ============== =========================
                                                                                                                       (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (Continued)

                                                                                                                            Maxim
                                                                                                Maxim       Maxim U.S.   Investment
                                                       AIM          Maxim         Maxim       Small-Cap     Government      Grade
                                                  Constellation   Small-Cap       Growth      Aggressive     Mortgage     Corporate
                                                      Fund       Index Fund    Index Fund    Growth Fund    Securities    Bond Fund
                                                                                                               Fund
                                                  ------------- -------------- ------------- ------------- -------------- ---------

Net assets available for plan benefits at
  December 31, 1995                                    311,321        24,839        40,592        29,367        67,398      40,526

Additions to net assets attributed to:
    Participant contributions                          169,609        20,041        45,357        23,968        15,537       13,619
    Employer contributions                                   -             -             -             -             -            -
    Transfers from affiliated plan                           -             -             -             -             -            -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                60,293         2,916        14,072         8,532         1,896        1,428
      Interest and dividends                                 -             -             -             -             -            -

Distributions to participants                          (41,000)       (4,748)         (939)       (1,257)      (15,138)      (3,852)

Net transfers between funds                           (500,223)      (43,048)      (99,082)      (60,610)      (69,693)     (51,721)
                                                  ------------- -------------- ------------- ------------- ------------- -----------

    Net increase (decrease) in net assets
      available for plan benefits                     (311,321)      (24,839)      (40,592)      (29,367)      (67,398)     (40,526)
                                                  ------------- -------------- ------------- ------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1996                                          -             -             -             -             -            -
                                                  ------------- -------------- ------------- ------------- ------------- -----------

Additions to net assets attributed to:
    Participant contributions                                -             -             -             -              -           -
    Employer contributions                                   -             -             -             -              -           -
    Loan repayments                                          -             -             -             -              -           -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                     -             -             -             -              -           -
      Interest and dividends                                 -             -             -             -              -           -

Distributions to participants                                -             -             -             -              -           -

Net transfers between funds                                  -             -             -             -              -           -
                                                  ------------- -------------- ------------- ------------- ------------- -----------

    Net increase (decrease) in net assets
      available for plan benefits                            -             -             -             -              -           -
                                                  ------------- -------------- ------------- ------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1997                                          -             -             -             -              -           -
                                                  ============= ============== ============= ============= ============= ===========
                                                                                                                         (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (Continued)

                                                                      Putnam
                                                        Maxim         Global       Twentieth
                                                      Corporate    Governmental     Century
                                                      Bond Fund    Income Fund    Select Fund

                                                    ------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1995                                     29,045         16,150            -

Additions to net assets attributed to:
    Participant contributions                           14,025          6,652        1,430
    Employer contributions                                   -              -            -
    Transfers from affiliated plan                           -              -            -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                 3,893          2,011           30
      Interest and dividends                                 -              -            -

Distributions to participants                           (2,649)          (336)           -

Net transfers between funds                            (44,314)       (24,477)      (1,460)
                                                   ------------- --------------- ------------

    Net increase (decrease) in net assets
      available for plan benefits                      (29,045)       (16,150)           -
                                                   ------------- --------------- ------------

Net assets available for plan benefits at
  December 31, 1996                                          -              -            -
                                                   ------------- --------------- ------------

Additions to net assets attributed to:
    Participant contributions                                -              -            -
    Employer contributions                                   -              -            -
    Loan repayments                                          -              -            -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                     -              -            -
      Interest and dividends                                 -              -            -

Distributions to participants                                -              -            -

Net transfers between funds                                  -              -            -
                                                   ------------- ----------------------------

    Net increase (decrease) in net assets
      available for plan benefits                            -              -            -
                                                   ------------- ----------------------------

Net assets available for plan benefits at
  December 31, 1997                                          -              -            -
                                                   ============= ============================
                                                                                 (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)

                                                   Fidelity
                                                   Advisor
                                                    Growth        Maxim          AIM          Maxim         Maxim
                                                 Opportunities Stock Index    Weingarten     Small-Cap      Total          AIM
                                                     Fund          Fund          Fund       Value Fund   Return Fund      Charter
                                                                                                                           Fund
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1995                             $   175,960        96,862      112,666          4,611        90,731       113,067

Additions to net assets attributed to:
    Participant contributions                        66,899        56,741       63,857          3,006        32,441        61,644
    Employer contributions                                -             -            -              -             -             -
    Transfers from affiliated plan                        -             -            -              -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                             30,847        24,159       25,226            639         9,553        24,390
      Interest and dividends                              -             -            -              -             -             -

Distributions to participants                       (41,255)      (14,349)      (7,077)          (454)      (16,154)      (10,549)

Net transfers between funds                        (232,451)     (163,413)    (194,672)        (7,802)     (116,571)     (188,552)
                                                 ------------- ------------- ------------- ------------- ------------- ------------

    Net increase (decrease) in net assets
      available for plan benefits                  (175,960)      (96,862)    (112,666)        (4,611)      (90,731)     (113,067)
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1996                               $       -             -            -              -             -             -
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Additions to net assets attributed to:
    Participant contributions                             -             -             -             -             -             -
    Employer contributions                                -             -             -             -             -             -
    Loan repayments                                       -             -             -             -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                  -             -             -             -             -             -
      Interest and dividends                              -             -             -             -             -             -

Distributions to participants                             -             -             -             -             -             -

Net transfers between funds                               -             -             -             -             -             -
                                                 ------------- ------------- ------------- ------------- ------------- ------------

     Net increase (decrease) in net assets
       available for plan benefits                        -             -             -             -             -             -
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1997                              $        -             -             -             -             -             -
                                                 ============= ============= ============= ============= ============= ============
                                                                                                                        (Continued)


ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)


                                                                   Putnam       Fidelity
                                                                  Fund for      Advisor                      Maxim        Fidelity
                                                  Maxim Value    Growth and     Equity        Putnam        Foreign       Advisor
                                                  Index Fund       Income       Income        Global      Equity Fund     Overseas
                                                                                 Fund       Growth Fund                     Fund
                                                  ------------- ------------- ------------- ------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1995                                  31,311      132,412          2,835      159,512         79,902              -

Additions to net assets attributed to:
    Participant contributions                        16,982       51,656         16,115       66,715         21,043          5,488
    Employer contributions                                -            -              -            -              -              -
    Transfers from affiliated plan                        -            -              -            -              -              -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                              7,184       30,682          1,507       25,837          4,825            242
      Interest and dividends                              -            -              -            -              -              -

Distributions to participants                        (1,307)      (2,257)          (881)     (29,726)       (15,695)             -

Net transfers between funds                         (54,170)    (212,493)       (19,576)    (222,338)       (90,075)        (5,730)
                                                  ------------- ------------- ------------- ------------- ------------- -----------

    Net increase (decrease) in net assets
      available for plan benefits                   (31,311)    (132,412)        (2,835)    (159,512)       (79,902)             -
                                                  ------------- ------------- ------------- ------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1996                                       -            -              -            -              -              -
                                                  ------------- ------------- ------------- ------------- ------------- -----------

Additions to net assets attributed to:
    Participant contributions                             -             -             -             -             -             -
    Employer contributions                                -             -             -             -             -             -
    Loan repayments                                       -             -             -             -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                  -             -             -             -             -             -
      Interest and dividends                              -             -             -             -             -             -

Distributions to participants                             -             -             -             -             -             -

Net transfers between funds                               -             -             -             -             -             -
                                                  ------------- ------------- ------------- ------------- ------------- -----------

     Net increase (decrease) in net assets
       available for plan benefits                        -             -             -             -             -             -
                                                  ------------- ------------- ------------- ------------- ------------- -----------

Net assets available for plan benefits at
  December 31, 1997                                       -             -             -             -             -             -
                                                  ============= ============= ============= ============= ============= ===========
                                                                                                                        (Continued)


ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)




                                                     Profile       Profile        Profile
                                                     Series        Series         Series
                                                        1             2             3
                                                  ------------- ------------- --------------

Net assets available for plan benefits at
  December 31, 1995                                   143,739      194,843       145,891

Additions to net assets attributed to:
    Participant contributions                         143,998      181,081       107,833
    Employer contributions                                  -            -             -
    Transfers from affiliated plan                          -            -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                               35,521       39,612        24,397
      Interest and dividends                                -            -             -

Distributions to participants                          (5,956)     (10,607)      (12,521)

Net transfers between funds                          (317,302)    (404,929)     (265,600)
                                                  ------------- ------------- --------------

    Net increase (decrease) in net assets
      available for plan benefits                    (143,739)    (194,843)     (145,891)
                                                  ------------- ------------- --------------

Net assets available for plan benefits at
  December 31, 1996                                         -            -             -
                                                  ------------- ------------- --------------

Additions to net assets attributed to:
    Participant contributions                               -             -             -
    Employer contributions                                  -             -             -
    Loan repayments                                         -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                    -             -             -
      Interest and dividends                                -             -             -

Distributions to participants                               -             -             -

Net transfers between funds                                 -             -             -
                                                 -------------- ------------- -------------

     Net increase (decrease) in net assets
       available for plan benefits                          -             -             -
                                                 -------------- ------------- -------------

Net assets available for plan benefits at
  December 31, 1997                                         -             -             -
                                                 ============== ============= =============
                                                                               (Continued)


ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)

                                                                                          Retirement                     Global
                                                Profile       Profile        Bankers     Preservation                  Allocation
                                                Series        Series       Trust Fund     Trust Fund   Capital Fund       Fund
                                                   4             5
                                             ------------ --------------- -------------- ------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1995                          $    49,808        53,218         32,537         5,977         20,809        57,918

Additions to net assets attributed to:
    Participant contributions                     29,128         9,173              -             -              -             -
    Employer contributions                             -             -              -             -              -             -
    Transfers from affiliated plan                     -             -              -             -              -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                           5,073         4,388        103,249             -           (223)        2,847
      Interest and dividends                           -             -          1,882           191              -             -

Distributions to participants                    (12,632)       (2,957)       (85,196)       (3,478)       (16,604)      (26,440)

Net transfers between funds                      (71,377)      (63,822)             -             -              -             -
                                             ------------ --------------- -------------- ------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                (49,808)      (53,218)        19,935        (3,287)       (16,827)      (23,593)
                                             ------------ --------------- -------------- ------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1996                          $         -             -         52,472          2,690         3,982         34,325
                                             ------------ --------------- -------------- ------------- -------------- -------------

Additions to net assets attributed to:
    Participant contributions                          -             -              -              -             -              -
    Employer contributions                             -             -              -              -             -              -
    Loan repayments                                    -             -              -              -             -              -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                               -             -              -              -           556          3,586
      Interest and dividends                           -             -         25,553              -             -              -

Distributions to participants                          -             -         (2,104)             -             -              -

Net transfers between funds                            -             -        (75,921)        (2,690)       (4,538)       (37,911)
                                             ------------ --------------- -------------- ------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                      -             -        (52,472)        (2,690)       (3,982)       (34,325)
                                             ------------ --------------- -------------- ------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1997                          $         -             -              -              -             -              -
                                             ============ =============== ============== ============= ============== =============
                                                                                                                       (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)

                                                                                             Vanguard         Janus
                                                              Basic Volume      PBHG       International    Worldwide
                                               Phoenix Fund      Fund        Growth Fund    Growth Fund       Fund

                                              -------------- -------------- -------------- -------------- --------------

Net assets available for plan benefits at
  December 31, 1995                             139,454         51,855               -              -               -

Additions to net assets attributed to:
    Participant contributions                         -              -         189,917         38,734         155,161
    Employer contributions                            -              -               -              -               -
    Transfers from affiliated plan                    -              -         271,339         35,830         181,548
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                          3,506          4,424          (1,819)        (8,911)        (55,965)
      Interest and dividends                          -              -               -          9,157          58,079

Distributions to participants                   (14,156)       (12,489)              -              -          (1,109)

Net transfers between funds                           -              -         846,661        150,924         621,951
                                              -------------- -------------- -------------- -------------- --------------

    Net increase (decrease) in net assets
      available for plan benefits               (10,650)        (8,065)      1,306,098        225,734         959,665
                                              -------------- -------------- -------------- -------------- --------------

Net assets available for plan benefits at
  December 31, 1996                             128,804         43,790       1,306,098        225,734         959,665
                                              -------------- -------------- -------------- -------------- --------------

Additions to net assets attributed to:
    Participant contributions                         -              -       1,119,906        283,957       1,086,522
    Employer contributions                            -              -               -              -               -
    Loan repayments                                   -              -          13,492            867          11,681
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                          5,923          9,450         (24,338)       (16,959)        106,777
      Interest and dividends                          -              -           2,380         19,450         146,249

Distributions to participants                         -              -        (361,599)       (74,119)       (342,534)

Net transfers between funds                    (134,727)       (53,240)        (93,123)        19,151         158,628
                                              -------------- -------------- -------------- -------------- --------------

    Net increase (decrease) in net assets
      available for plan benefits              (128,804)       (43,790)        656,718        232,347       1,167,323
                                              -------------- -------------- -------------- -------------- --------------

Net assets available for plan benefits at
  December 31, 1997                                   -              -       1,962,816        458,081       2,126,988
                                              ============== ============== ============== ============== ==============
                                                                                                            (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)

                                                                                Schwab       Invesco
                                                 Founders         Janus       1000 Index    Industrial
                                              Special Fund        Fund           Fund      Income Fund

                                             -------------- -------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1995                                    -             -              -              -

Additions to net assets attributed to:
    Participant contributions                     26,613       103,988         70,069         35,141
    Employer contributions                             -             -              -              -
    Transfers from affiliated plan                25,493        93,546         57,176         33,285
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                          (9,971)      (78,754)        (7,919)       (15,853)
      Interest and dividends                       9,645        76,760          5,081         14,909

Distributions to participants                          -        (1,081)             -              -

Net transfers between funds                      126,739       488,549        284,443        149,159
                                             -------------- -------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                178,519       683,008        408,850        216,641
                                             -------------- -------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1996                              178,519       683,008        408,850        216,641
                                             -------------- -------------- -------------- -------------

Additions to net assets attributed to:
    Participant contributions                    163,285       670,082        683,531        230,792
    Employer contributions                             -             -              -              -
    Loan repayments                                1,037         3,286          6,686            542
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                          (5,848)      (23,449)       192,068         20,599
      Interest and dividends                      44,618       231,638         13,101         54,044

Distributions to participants                    (33,061)     (159,810)      (222,012)       (55,974)

Net transfers between funds                         (200)        3,042        153,788         (6,832)
                                             -------------- -------------- -------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                 169,831       724,789        827,162        243,171
                                             -------------- -------------- -------------- -------------

Net assets available for plan benefits at
  December 31, 1997                               348,350     1,407,797      1,236,012        459,812
                                             ============== ============== ============== =============
                                                                                           (Continued)

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)


                                                                               General       General       General
                                                                               Account       Account       Account
                                                    Strong                    Guaranteed    Guaranteed    Guaranteed
                                                  Government       MFS       Certificate   Certificate   Certificate
                                                  Securities     Annuity         Fund          Fund          Fund       ICG Common
                                                     Fund         Funds       (36 month)    (60 month)    (84 month)      Stock
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1995                               $       -        74,586        30,793         1,610         2,029     1,031,220

Additions to net assets attributed to:
    Participant contributions                        39,874             -         5,549           565           846             -
    Employer contributions                                -             -             -             -             -     1,203,222
    Transfers from affiliated plan                   70,162             -             -             -             -       297,734
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                             (1,663)       15,975             -             -             -       186,260
      Interest and dividends                            264             -         1,272            49           102             -

Distributions to participants                             -       (12,309)       (3,913)       (1,189)            -       (99,958)

Net transfers between funds                         132,232             -       (33,701)       (1,035)       (2,977)      561,520
                                                 ------------- ------------- ------------- ------------- ------------- ------------

    Net increase (decrease) in net assets
      available for plan benefits                   240,869         3,666       (30,793)       (1,610)       (2,029)    2,148,778
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1996                               $ 240,869        78,252             -             -             -     3,179,998
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Additions to net assets attributed to:
    Participant contributions                       257,410             -             -             -             -             -
    Employer contributions                                -             -             -             -             -      (358,054)
    Loan repayments                                     386             -             -             -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                             10,063        14,846             -             -             -     3,614,978
      Interest and dividends                         21,711             -             -             -             -             -

Distributions to participants                       (75,909)            -             -             -             -    (1,042,246)

Net transfers between funds                          32,204       (93,098)            -             -             -     4,007,773
                                                 ------------- ------------- ------------- ------------- ------------- ------------

    Net increase (decrease) in net assets
      available for plan benefits                   245,865       (78,252)            -             -             -     6,222,451
                                                 ------------- ------------- ------------- ------------- ------------- ------------

Net assets available for plan benefits at
  December 31, 1997                               $ 486,734             -             -             -             -     9,402,449
                                                 ============= ============= ============= ============= ============= ============

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
-------------------------------------------------------------------------------

(6) Changes in Net Assets Available for Plan Benefits by Investment Alternative for the Years Ended December 31, 1997 and 1996 (continued)




                                                                             Unallocated
                                                                      Unallocated     refunds
                                                   Participant   contributions  payable to
                                                       loans      receivable   participants     Total
                                                  ------------- ------------- ------------- -------------

Net assets available for plan benefits at
  December 31, 1995                                    13,499       274,058       (63,906)    4,278,641

Additions to net assets attributed to:
    Participant contributions                               -        86,987             -     2,360,497
    Employer contributions                                  -       154,201             -     1,357,423
    Transfers from affiliated plan                          -             -             -     1,562,543
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                    -             -             -       599,360
      Interest and dividends                                -             -             -       177,391

Distributions to participants                            (927)            -       (12,653)     (650,525)

Net transfers between funds                                 -        (9,539)            -             -
                                                  ------------- ------------- ------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                        (927)      231,649       (12,653)    5,406,689
                                                  ------------- ------------- ------------- -------------

Net assets available for plan benefits at
  December 31, 1996                                    12,572       505,707       (76,559)    9,685,330
                                                  ------------- ------------- ------------- -------------

Additions to net assets attributed to:
    Participant contributions                               -       228,705             -     5,626,454
    Employer contributions                                  -       558,313             -     2,922,434
    Loan repayments                                   (43,629)            -             -             -
    Investment income (loss):
      Net appreciation (depreciation) of
        investments, including realized
        gains and losses                                    -             -             -     3,908,252
      Interest and dividends                                -           450             -       634,471

Distributions to participants                         276,665             -        76,559    (2,548,571)

Net transfers between funds                                 -      (505,707)            -             -
                                                  ------------- ------------- ------------- -------------

    Net increase (decrease) in net assets
      available for plan benefits                     233,036       281,761        76,559    10,543,040
                                                  ------------- ------------- ------------- -------------

Net assets available for plan benefits at
  December 31, 1997                                   245,608       787,468             -    20,228,370
                                                  ============= ============= ============= =============

ICG COMMUNICATIONS, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements, Continued
------------------------------------------------------------------

(7)  Refunds Payable to Participants and Employer

     In order for the Plan to be qualified and the trust to be exempt from taxes under the Internal Revenue Code, the Plan must be in compliance with various non-discrimination tests. The Plan was in compliance with these tests for 1997. The Plan was not in compliance with certain of these tests for 1996 and was required to refund employee contributions and vested employer contributions, as well as related earnings, to highly compensated employees of $76,559, as defined. For 1996, the Plan was also required to refund corresponding unvested matching contributions, as well as related earnings, to the employer of $43,495, which has been recorded in the financial statements as a reduction of the employer contribution receivable. The refunds were paid to participants subsequent to December 31, 1996.

(8)  Forfeitures

     In 1997 and 1996, participants withdrawing from the Plan forfeited balances of $60,383 and $9,583, respectively. These forfeitures have been recorded in the financial statements as a reduction of the employer contribution receivable for 1997 and 1996.

ICG  COMMUNICATIONS, INC.                                          Schedule 1
EMPLOYEE SAVINGS PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1997
------------------------------------------------------------------

                                                                Number of
                                                                shares, face                               Fair
                                                                value or units          Cost              value
                                                            --------------------- ------------------- ----------------
Money market funds:
    Schwab U.S. Treasury Money Fund                                    350         $          350               350
    Schwab Money Market Fund                                       410,174                410,174           410,174
    Schwab Institutional Advantage Money Fund                      895,731                895,731           895,731
                                                                                  ------------------- ----------------
                                                                                        1,306,255         1,306,255
                                                                                  ------------------- ----------------
Mutual funds:
    PBHG Growth Fund                                                77,307              1,975,624         1,962,816
    Vanguard International Growth Fund                              27,949                487,133           458,081
    Janus Worldwide Fund                                            56,299              2,111,571         2,126,988
    Founders Special Fund                                           45,123                365,650           348,350
    Janus Fund                                                      56,538              1,519,680         1,407,797
    Schwab 1000 Index Fund                                          46,537              1,089,018         1,236,012
    Invesco Industrial Income Fund                                  30,839                460,430           459,812
    Strong Government Securities Fund                               45,278                478,537           486,734
                                                                                  ------------------- ----------------
                                                                                        8,487,643         8,486,590
                                                                                  ------------------- ----------------

ICG Common Stock                                                   344,500              6,176,362         9,402,449

Participant loans                                                  245,608                245,608           245,608
                                                                                  ------------------- ----------------

          Total investments                                                       $    16,215,868        19,440,902
                                                                                  =================== ================


                 See accompanying independent auditors' report.

ICG COMMUNICATIONS, INC.                                          Schedule 2
EMPLOYEE SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions
Year Ended December 31, 1997
------------------------------------------------------------------

                                                           Purchases                               Sales
                                                       ------------------ -----------------------------------------------------
                                                             Cost/                                 Fair         Net realized
                      Investment                          market value          Cost               value         gain/(loss)
                                                       ------------------ ------------------ ----------------------------------

Schwab U.S. Treasury Money Fund                              1,082,843        1,092,935          1,092,935                 -
Schwab Money Market Fund                                       410,174                -                  -                 -
Schwab Institutional Advantage Money Fund                      495,939        1,075,091          1,075,091                 -
PBHG Growth Fund                                             1,286,767          539,092            520,905           (18,187)
Vanguard International Growth Fund                             361,578           89,511             92,503             2,992
Janus Worldwide Fund                                         1,486,066          360,598            390,578            29,980
Janus Fund                                                   1,000,159          223,381            229,914             6,533
Schwab 1000 Index Fund                                         967,940          269,723            302,536            32,813
Invesco Industrial Income Fund                                 308,143           70,305             76,070             5,765
Strong Government Securities Fund                              390,031          138,898            139,085               187
ICG Common Stock                                             1,078,465          660,664            841,339           180,675


                 See accompanying independent auditors' report.

                                   EXHIBIT 23

                        Consent of KPMG Peat Marwick LLP.

                         Consent of Independent Auditors





The Plan Administrators
ICG Communications, Inc. Employee Savings Plan:


We consent to incorporation by reference in the post-effective amendment No. 1 to the registration statement No. 333-25957 on Form S-8 of ICG Communications, Inc. of our report relating to the statements of net assets available for plan benefits of the ICG Communications, Inc. Employee Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended, and related supplemental schedules, which report appears in the December 31, 1997 annual report on Form 11-K of the ICG Communications, Inc. Employee Savings Plan.



                                                KPMG Peat Marwick LLP



Denver, Colorado
June 26, 1998

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                              ICG Communications, Inc.
                              Employee Savings Plan



Date:  June 30, 1998          By:    /s/James D. Grenfell
                                    -------------------------------------------
                                     James D. Grenfell
                                     Trustee


Date:  June 30, 1998          By:    /s/Marc E. Maassen
                                    -------------------------------------------
                                     Marc E. Maassen
                                     Trustee